

Mail Stop 4628

November 15, 2016

Via E-mail
Wu Enlai
Secretary to the Board of Directors
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

>       **Re:     PetroChina Company Limited**
>               **Form 20-F for the Fiscal Year Ended December 31, 2015**
>               **Filed April 28, 2016**
>               **Supplemental Response dated September 29, 2016**
>               **File No. 1-15006**

Dear Mr. Wu:

We have reviewed your September 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Information on the Company, page 16

Reserves, page 19

1.      Regarding your sensitivity analysis, revise your disclosure to include the specific values used for the 12-month average oil prices for 2014 and 2015. Additionally, disclose the values used for costs and the assumptions on which the cost values are based. Refer to Item 1202(b)(3) of Regulation S-K.

Item 5 – Operating and Financial Review and Prospects, page 49

Trend Information, page 68

2.      Your response to prior comment 9 states that the expected medium- to long-term future prices of crude oil is from $75 to $90 per barrel.  Separately, we note from the disclosure on page 25 of your Form 20-F that the average sales price for crude oil produced in 2015 was approximately $48 per barrel.  Revise to address the uncertainty in commodity prices by providing a detailed discussion and analysis of the reasonably likely effect of commodity prices not rising to your expected future prices to your operating results, liquidity, or capital resources.  See Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements

Note 5 – Critical Accounting Estimates and Judgments, page F-19

Estimation of Impairment of Property, Plant and Equipment, page F-20

3.      In response to prior comment 6, you state that a sensitivity analysis of key assumptions on impairment is not practicable.  In view of this, tell us how your disclosure regarding uncertainty in the assumptions used in your impairment testing reflects the guidance in paragraphs 129(b) and 131 of IAS 1.

4.      It does not appear that the revised disclosure provided in response to prior comment 7 regarding the key assumptions used in your impairment testing addresses the extent to which there is uncertainty associated with these assumptions.  Your revised disclosure also does not appear to explain how reasonably likely changes could affect capitalized amounts for your oil and natural gas properties.  Provide additional disclosure, here or in the Operating and Financial Review and Prospects section of your filing, to provide this type of information.  Refer to section V of SEC Release No. 33-8350.

5.      Your response to prior comment 9 states that when conducting the most recent historic check on the assumptions utilized in your impairment test, a slight deviation was noted in estimated international prices of crude oil.  Revise to discuss the accuracy of your past crude oil price assumptions and to explain whether these assumptions are reasonably likely to change in the future.

Note 15 – Property, Plant and Equipment, page F-26

6.      We note from your response to prior comment 9 that your expected medium- to long-term future prices of crude oil are from $75 to $90 per barrel.  Provide us with additional detail explaining how these expected prices relate to the price assumptions underlying the cash flow assumptions used for purposes of impairment testing.  As part of your

Wu Enlai
PetroChina Company Limited
November 15, 2016
Page 3

response, tell us the specific prices used, by product and by year, for the period covered by your cash flow projections.

7.      Explain to us, in reasonable detail, how the price assumptions underlying your impairment testing reflect the price assumptions in the most recent budgets and forecasts approved by management and the price assumptions used to evaluate investment decisions.  Refer to paragraph 33(b) of IAS 36.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources